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Exhibit 21

Subsidiaries of Coastal Bancorp, Inc.

        As of December 31, 2003, Coastal Bancorp, Inc. had the following subsidiaries:

Name	Domicile	Jurisdiction of Organization	Percentage of Voting Securities Owned
Coastal Banc Holding Company, Inc.	Wilmington, DE	Delaware	100%
Coastal Capital Trust I	Wilmington, DE	Delaware	100%
Coastal Capital Trust II	Wilmington, DE	Delaware	100%
Coastal Banc Mortgage Corp.	Houston, TX	Texas	100%
Coastal Banc Capital Corp.	Houston, TX	Texas	100%
CoastalBanc Financial Corp.	Houston, TX	Texas	100%
Coastal Banc Insurance Agency, Inc.	Houston, TX	Texas	100%
Coastal Banc Investment Corp.	Houston, TX	Texas	100%

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Subsidiaries of Coastal Bancorp, Inc.